bank hapoalim

Head Office - Secretariat of the Bank
63 Yehuda [redacted]oalim Bldg., Tel Aviv 65781
[redacted] 5674576

07025564

RECEIVED

2007 JUL 30 A 11:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 25 July 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

dlw 7/31

10.01 057004

List of Documents Submitted Herewith to the
<u>Commission Pursuant to Rule 12g3-2(b)(iii)</u>

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*16/07/07*	*1*
2.	*Holding(s) in Company*	*04/07/07*	*2*
3.	*Holding(s) in Company*	*22/07/07*	*3*
4.	*Immediate Report*	*22/07/07*	*4*
5.	*Immediate Report*	*22/07/07*	*5*
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Bank Hapoalim B.M.

082-34955

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 16/07/2007

Reference: 2007-01-326257

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding % of capital	Extent of Holding % of voting	Extent of Holding (fully diluted) % of capital	Extent of Holding (fully diluted) % of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	105,364,658	8.36	8.36	8.25	8.25

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *104,089,958*
Change in Quantity of Securities: *1,274,700*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 78,868,708 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Bank Hapoalim B.M.
Number at the Registrar: 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 2

Transmission date: 04/07/2007
Reference: 2007-01-315049

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on 28/06/2007 a change occurred in the register of shareholders of the Corporation, as a result of

Deposit of shares

1
Name of the registered shareholder with respect to whom the change has occurred: *Nominee Company of Bank Hapoalim B.M.*
Category of Identity Number: *Registrar number in Israel*
Identity Number : *510356603*
Details of the Change: *Deposit of 2,519 shares*

2
Name of the registered shareholder with respect to whom the change has occurred: *Eliezer Haroni*
Category of Identity Number: *I.D. #*
Identity Number : *313777849*
Details of the Change: *Deposit of 2,519 shares*

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ___________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________
Address: _________
Category of Shares: ____________
Quantity of Shares: ____________
Does he hold the Shares as a trustee: ____________

- Attached hereto is a file with the particulars of the shareholders: book_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter:
28/06/2007 01:00 p.m.

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 4 July 2007

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M.	929,554,757	73.7322	72.8051
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	255,354,390	20.2547	20.0000
Total	255,354,390	20.2547	20.0000
B. Free Shares			
Arison Holdings (1998) Ltd.	73,330	0.0058	0.0057
Israel Salt Industries Ltd.	75,664,441	6.0017	5.9262
Total	75,737,771	6.0075	5.9320
Savion Tal	33,000	0.0026	
Tzitzian Avraham	31,680	0.0025	
Don Maxwell	2,450	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Kikov Esther	568	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investments & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital
	1,260,717,500	100.0000	1,276,771,952

Schedule 3

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 22/07/2007
Reference: 2007-01-332500

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *22/07/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	105,753,658	8.39	8.39	8.28	8.28

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *105,364,658*
Change in Quantity of Securities: *389,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 79,190,608 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

082-34955

bank hapoalim

Schedule 4

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

RECEIVED

2007 JUL 30 A 11:33

Date: July 22, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M.(hereinafter : "the Bank") is pleased to advise that the Bank intends to sell all of its holdings in Bank Massad Ltd., by the end of the year 2007.

Yours faithfully,
Bank Hapoalim B.M.

(-)	(-)
Barry Ben-Zeev	**Ilan Mazur, Advocate**
Head of Client Asset Management	Chief Legal Adviser

10.01 057004

082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Schedule 5

RECEIVED

Date: July 22, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise as follows:

On Friday, 20th July, 2007, in the afternoon, agreement was reached between the Bank and Mr. Yadin Antebi, the Capital Market, Insurance and Savings Commissioner at the Ministry of Finance, concerning the gradual entry of the Bank into the provision of pension advisory services. According to the agreement reached, immediately after the Bank and the corporations under its control complete the sale of the mutual funds and the provident funds owned and/or managed by them, as required by law, the Bank will receive a pension advising license.

Until 1st August, 2010 the license will be limited to providing pension advisory services to the self – employed and to young people under the age of 18; whereas from 1st August, 2010 onwards, the Bank may provide pension advisory services to all the population, without limitation.

As part of the agreement with the Supervisor, the Ministry of Finance will initiate in the course of the year an amendment to the law, which will enable banks to give advice on life insurance products.

Yours faithfully,
Bank Hapoalim B.M.

(-)	(-)
Barry Ben-Zeev	**Ilan Mazur, Advocate**
Head of Client Asset Management	Chief Legal Adviser

END